Exhibit 12.1
STATEMENT REGARDING CALCULATION OF RATIO OF EARNINGS
TO FIXED CHARGES
     The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

Fiscal Year Ended
	Six Months Ended	December	December	December	December	December
	June 30, 2010	31, 2009	31, 2008	31, 2007	31, 2006	31, 2005
Ratio of Earnings to Fixed Charges	62.4×	68.0×	21.3×	69.9×	29.2×	8.5×
For purposes of calculating these ratios, “earnings” consists of (x) net income, (y) fixed charges and (z) amortization of any capitalized interest, and “fixed charges” consists of (x) interest expensed and capitalized, (y) amortized premiums, discounts and capitalized expenses related to indebtedness and (z) an estimate of the interest within rental expense.